UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         ------------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                       HUNGARIAN TELEPHONE AND CABLE CORP.

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                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE

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                         (Title of Class of Securities)


                                   4455421030

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                                 (CUSIP Number)


      ASHMORE INVESTMENT MANAGEMENT                 WITH A COPY TO:
                 LIMITED                           DEWEY BALLANTINE
              20 BEDFORDBURY                   ST. HELEN'S, 1 UNDERSHAFT
             LONDON WC2N 4BL                       LONDON EC3A 8LP
             UNITED KINGDOM                        UNITED KINGDOM
           ATTN: MARK GRIMWOOD                ATTN: DOUGLAS L. GETTER, ESQ.

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  MAY 26, 2004

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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               Page 1 of 12 pages

                              CUSIP No. 4455421030

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Ashmore Investment Management Limited
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e): [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales

--------------------------------------------------------------------------------
NUMBER OF          7.   SOLE VOTING POWER
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8.   SHARED VOTING POWER:        4,328,572
EACH
REPORTING          -------------------------------------------------------------
PERSON             9.   SOLE DISPOSITIVE POWER
WITH:
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER:   4,328,572

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON:                      4,328,572

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES            [  ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW 11:                           29.2 percent

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                      IA

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                               Page 2 of 12 pages

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Ashmore Group Limited
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e): [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales

--------------------------------------------------------------------------------
NUMBER OF          7.   SOLE VOTING POWER
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8.   SHARED VOTING POWER:        4,328,572
EACH
REPORTING          -------------------------------------------------------------
PERSON             9.   SOLE DISPOSITIVE POWER
WITH:
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER:   4,328,572

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON:                      4,328,572

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES            [  ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW 11:                           29.2 percent

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                      CO

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                               Page 3 of 12 pages

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Ashmore Investments (UK) Limited
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e): [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales

--------------------------------------------------------------------------------
NUMBER OF          7.   SOLE VOTING POWER
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8.   SHARED VOTING POWER:        4,328,572
EACH
REPORTING          -------------------------------------------------------------
PERSON             9.   SOLE DISPOSITIVE POWER
WITH:
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER:   4,328,572

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON:                      4,328,572

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES            [  ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW 11:                           29.2 percent

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                      CO

--------------------------------------------------------------------------------

                               Page 4 of 12 pages

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Ashmore Management Company Limited
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e): [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands

--------------------------------------------------------------------------------
NUMBER OF          7.   SOLE VOTING POWER
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8.   SHARED VOTING POWER:        4,328,572
EACH
REPORTING          -------------------------------------------------------------
PERSON             9.   SOLE DISPOSITIVE POWER
WITH:
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER:   4,328,572

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON:                      4,328,572

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES            [  ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW 11:                           29.2 percent

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                      IA

--------------------------------------------------------------------------------

                               Page 5 of 12 pages

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund
                                 Limited
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e): [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands

--------------------------------------------------------------------------------
NUMBER OF          7.   SOLE VOTING POWER
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8.   SHARED VOTING POWER:        1,548,572
EACH
REPORTING          -------------------------------------------------------------
PERSON             9.   SOLE DISPOSITIVE POWER
WITH:
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER:   1,548,572

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON:                      1,548,572

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES            [  ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW 11:                           12.6 percent

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                      CO

--------------------------------------------------------------------------------

                               Page 6 of 12 pages

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Asset Holder No. 2 Limited re: Ashmore
                                 Emerging Economy Portfolio
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e): [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands

--------------------------------------------------------------------------------
NUMBER OF          7.   SOLE VOTING POWER
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8.   SHARED VOTING POWER:        280,000
EACH
REPORTING          -------------------------------------------------------------
PERSON             9.   SOLE DISPOSITIVE POWER
WITH:
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER:   280,000

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON:                      280,000

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES            [  ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW 11:                           2.3 percent

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                      CO

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                               Page 7 of 12 pages

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Asset Holder No. Limited re: Ashmore
                                 Emerging Markets Liquid Investment Portfolio
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e): [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands

--------------------------------------------------------------------------------
NUMBER OF          7.   SOLE VOTING POWER
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8.   SHARED VOTING POWER:        2,100,000
EACH
REPORTING          -------------------------------------------------------------
PERSON             9.   SOLE DISPOSITIVE POWER
WITH:
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER:   2,100,000

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON:                      2,100,000

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES            [  ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW 11:                           14.6 percent

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                      CO

--------------------------------------------------------------------------------

                               Page 8 of 12 pages

CUSIP No. 4455421030

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt Fund
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e): [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Grand Cayman, Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF          7.   SOLE VOTING POWER
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8.   SHARED VOTING POWER:        400,000
EACH
REPORTING          -------------------------------------------------------------
PERSON             9.   SOLE DISPOSITIVE POWER
WITH:
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER:   400,000

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON:                      400,000

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES            [  ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW 11:                           3.1 percent

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                      CO

--------------------------------------------------------------------------------

                               Page 9 of 12 pages

ITEM 1.     SECURITY AND ISSUER

         This Amendment No. 2 to the Schedule 13D filed by AIML relates to the ownership of certain warrants to acquire shares of common stock, par value $0.001 per share of Hungarian Telephone and Cable Corp. This Amendment No. 2 amends and supplements the Schedule 13D filed by AIML on October 20, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by AIML on November 2, 2003 (the "Original Schedule 13D"). Except as set forth below, the information in the Original Schedule 13D remains as stated therein and is incorporated by reference into this amendment in all respects. Capitalized terms used but not defined in this amendment have the meanings assigned to them in the Original
         Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND.

         (a), (b) and (c): Effective as of April 30, 2004, Jules Green resigned as a director of AGL. AMCL is a corporate director of EMLIP.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         A disclosed in the Original Schedule 13D, EMLIP and AEMDF acquired Warrants to purchase Common Stock pursuant to the EMLIP Purchase Agreement and the AEMDF Purchase Agreement. No separate consideration was paid by either EMLIP or AEMDF in respect of the Warrants. The description of the EMLIP Purchase Agreement and the AEMDF Purchase Agreement and the transactions contemplated thereby are qualified in their entirety by reference to complete copies of the agreements which were filed with the Original Schedule 13D and are incorporated by reference herein.

         If EMLIP and/or AEMDF choose to exercise the Warrants and purchase the Common Stock underlying such Warrants, EMLIP and AEMDF currently anticipate that funds for such exercise would be provided from the general investment funds of each such party. The information set forth in Item 6 with respect to the Warrants, is incorporated by reference into this Item 3 in all respects.

ITEM 4.     PURPOSE OF TRANSACTION.

         The Warrants were acquired from Postabank (now known as Erste Bank Hungary) pursuant to the EMLIP Purchase Agreement and the AEMDF Purchase Agreement in a series of related transactions in which the relevant Ashmore Parties also acquired Common Stock and Unsecured Notes. Each of EMLIP and AEMDF acquired the Warrants for investment purposes.

         The Ashmore Parties intend to review on a continuing basis their ownership of the Warrants and the Company's business, prospects and financial condition. Based on such continuing reviews, alternate investments opportunities available to the parties and all other factors deemed relevant (including, without limitation, the market for and the price of the Warrants and the underlying Common Stock, offers for the underlying Common Stock, transfer restrictions applicable to the Warrants and the underlying Common Stock, general economic conditions and other future developments), the Ashmore Parties may decide to sell or seek the sale of all or part of the Warrants or the underlying Common Stock or increase their holdings of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b):

         Based on information disclosed by the Company, the Company has 12,320,170 shares of Common Stock issued and outstanding.

         If EMLIP and AEMDF were to exercise the Warrants and purchase the underlying Common Stock, then:

         (i) EMLIP may be deemed to directly beneficially own 2,100,000 shares of Common Stock, representing 14.6 percent of the outstanding Common Stock after the exercise of the Warrants owned by EMLIP and purchase of the underlying Common Stock. EMLIP has shared voting and investment power with respect to such shares of Common Stock;

         (ii) AEMDF may be deemed to directly beneficially own 400,000 shares of Common Stock, representing 3.1 percent of the outstanding Common Stock after the exercise of the Warrants owned by AEMDF and purchase of the underlying Common Stock. AEMDF has shared voting and investment power with respect to such shares of Common Stock;

                               Page 10 of 12 pages

         (iii) GSSF directly beneficially owns 1,548,572 shares of Common Stock representing 12.6 percent of the Common Stock. GSSF has shared voting and investment power with respect to such shares of Common Stock.

         (iv) AEEP directly beneficially owns 280,000 shares of Common Stock representing 2.2 percent of the Common Stock. AEEP has shared voting and investment power with respect to such shares of Common Stock.

         (v) AGL indirectly beneficially owns 4,328,572 shares of Common Stock representing 29.2 percent of the outstanding Common Stock after the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties, by virtue of AGL's indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF. AGL has shared voting and investment power with respect to such shares of Common Stock.

         (vi) AI(UK)L indirectly beneficially owns 4,328,572 shares of Common Stock representing 29.2 percent of the outstanding Common Stock after the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties by virtue of AI(UK)L's indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF. AI(UK)L has shared voting and investment power with respect to such shares of Common Stock.

         (vii) AMCL indirectly beneficially owns 4,328,572 shares of Common Stock representing 29.2 percent of the Common Stock after the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties, by virtue of AMCL's indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF. AMCL has shared voting and investment power with respect to such shares of Common Stock.

         (viii) AIML indirectly beneficially owns 4,328,572 shares of Common Stock representing 29.2 percent of the Common Stock after the exercise of the Warrants by EMLIP and AEMDF and the purchase of the underlying Common Stock by such parties, by virtue of AIML's indirect beneficial ownership of GSSF, AEEP, EMLIP and AEMDF. AIML has shared voting and investment power with respect to such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the (i) EMLIP Purchase Agreement, EMLIP acquired 21 Warrants to purchase 100,000 shares of Common Stock per Warrant and
         (ii) AEMDF Purchase Agreement, AEMDF acquired 4 Warrants to purchase 100,000 shares of Common Stock per Warrant from Postabank. Following the acquisition of the Warrants, Postabank held the Warrants for the benefit of EMLIP and AEMDF until May 26, 2004. On May 26, 2004, the Warrants were transferred by Postabank to EMLIP and AEMDF and the Company consented to such transfer.

         The Warrants expire on March 31, 2007. The exercise price of the Warrants is US$10 per share of Common Stock. The Warrants contain anti-dilution provisions and a prohibition against issuing warrants, options, rights or other obligations or securities convertible into or exchangeable for Common Stock with an exercise price, conversion price or exchange price per share less than the current exercise price of the Warrants, subject to certain exemptions.

         The description of the Warrants is qualified in its entirety by reference to the complete copy of the form of the Warrants which was filed with the Original Schedule 13D and incorporated by reference into this Item 6 in all respects.

         The information set forth in Item 3 with respect to the Warrants is incorporated by reference into this Item 6 in all respects.

                               Page 11 of 12 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 1, 2004

                        /s/ Tim Davis
                        ------------------------------
                        Name: Tim Davis
                        Title: General Counsel

                        On behalf of:
                        Ashmore Investment Management Limited


                        /s/ Mark Coombs
                        ------------------------------
                        Name: Mark Coombs
                        Title: Director

                        On behalf of:
                        Ashmore Group Limited
                        Ashmore Investments (UK) Limited


                        /s/ Nigel Carey
                        ------------------------------
                        Name: Nigel Carey
                        Title: Director

                        On behalf of:
                        Ashmore Management Company Limited
                        Ashmore Global Special Situations Fund Limited
                        Asset Holder PCC No. 2 re: Ashmore Emerging Economy Portfolio
                        Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio


                        /s/ Martin Byrne
                        ------------------------------
                        Name: Martin Byrne
                        Title: Director

                        On behalf of:
                        Ashmore Emerging Markets Debt Fund

                               Page 12 of 12 pages